SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Exhibit 99.1

Submission of Non-consolidated Audit Report of Woori Finance Holdings

1. Date of Submission: March 15, 2006

2. Key Earnings Figures

(Units: billions of KRW)

Item	FY 2005	FY 2004
Operating Revenue	1,867	1,923
Operating Profit	1,688	1,259
Recurring Profit	1,688	1,262
Net Income	1,688	1,262

*	Cumulative basis

3. Key Financial Figures

(Units: billions of KRW)

Item	FY 2005	FY 2004
Total Assets	12,032	9,748
Total Liabilities	2,314	2,300
Shareholders’ Equity	9,717	7,448
Shareholders’ Equity/ Paid-in Capital	241.12%	187.03%

The figures above are subject to shareholders’ approval.

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Exhibit 99.2

Submission of Non-consolidated Audit Report of Woori Bank

1. Date of Submission: March 15, 2006

2. Key Earnings Figures

(Units: billions of KRW)

Item	FY 2005	FY 2004
Operating Revenue	11,227	11,329
Operating Profit	1,643	1,409
Recurring Profit	1,634	1,551
Net Income	1,426	1,966

*	Cumulative basis

3. Key Financial Figures

(Units: billions of KRW)

Item	FY 2005	FY 2004
Total Assets	127,193	105,981
Total Liabilities	117,506	98,383
Shareholders’ Equity	9,687	7,598
Shareholders’ Equity/ Paid-in Capital	304.6%	238.9%

The figures above are subject to shareholders’ approval.

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Exhibit 99.3

Dismissal of Case Against Woori Bank

Report regarding Woori Bank, a wholly owned subsidiary of Woori Finance Holdings:

1.	Type of Case: Claim for damages

2.	Plaintiff: Gary Filler et al.

3.	Reason for dismissal of the case: Plaintiffs’ decision not to pursue the case

4.	Details of proceedings: There is not sufficient evidence of intent or assistance of the fraud on the part of the bank.

5.	Case details: The plaintiffs, as shareholders of L&H, claimed that factoring transactions between L&H Korea, a subsidiary of L&H, and the defendant, Woori Bank, were used to promote an accounting fraud, resulting in the bankruptcy of L&H and causing losses to the plaintiffs in the amount of KRW 163,201,408,832.

-	Woori Bank’s Equity: KRW 7,586,200,997,398

-	Claim amount as percentage of the equity: 2.15%

6.	Competent Court: District Court of New York

7.	Date of case dismissal: March 15, 2006

8.	Planned countermeasures: None

9.	Classification as Large Corporation: Yes

10.	Others

-	Date of case dismissal is the date we received case dismissal notice from the bank’s counsel.

-	Claim amount is U$166,957,963 at the exchange rate of KRW977.50/USD on March 15, 2006

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 15, 2006	By:	/s/ Youngsun Kim
(Signature)
	Name:	Youngsun Kim
	Title:	Director

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